June 12, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    SCANA Corporation
    South Carolina Electric & Gas Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-08809 & 001-03375

Dear Ms. Thompson:

We respectfully provide the following responses to the comments arising from your review of the above filings, as described in your letter of June 2, 2015. For ease of reference, we have reproduced and italicized your comment language.

General

1.
Please note that the following comments address accounting practices, presentation and disclosure matters of SCANA Corporation on a consolidated basis. In our interest to reduce the volume of comments, we have not addressed South Carolina Electric & Gas Company with a separate comment, if applicable to the facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements to the extent material. Please confirm to us your agreement with this objective.

Response:    We agree with this objective, and agree to revise SCE&G filings, to the extent applicable and material, consistent with any revisions made to SCANA’s filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

2.
In your segment disclosure on page 85, you state that you use operating income to measure segment profitability for SCE&G and other regulated operations; however, the analysis of your results of operations for the electric operations and gas distribution segments solely addresses the profitability measure called margin, which excludes other operations and maintenance expense, depreciation and amortization expense and other taxes expense. We have the following comments:

Ms. Jennifer Thompson

June 12, 2015

•
Please explain to us in reasonable detail how you have provided investors with a view of the company’s results through the eyes of management without discussing the segmental measure of profit or loss used by management to evaluate performance.

•
To assist us in understanding your response, please tell us the amount of other operations and maintenance expense, depreciation and amortization expense and other taxes expense allocated to each of the electric operations and gas distribution segments for 2012, 2013 and 2014 so that we can see the change in each of these expenses from year to year.

•
If these expenses have not fluctuated significantly over time, explain to us in reasonable detail why the amounts of these expenses have been relatively flat despite your increasing sales volumes and segment assets. Also tell us how you considered explaining this to your investors in order to achieve the objective of providing information about the quality of, and potential variability of, your earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.

Response:    As you have observed, the results of operations section includes a discussion of margin variances for each of the electric operations and gas distribution segments rather than an explicit discussion of operating income for those segments. For reasons discussed below, we believe that sources of variability in margins is the primary driver of variances in segmental operating income, and that the discussion of margin variability, along with the information regarding overall expense changes, provides investors with an appropriate view of the Company’s results through the eyes of management and otherwise meets the requirements of Regulation S-K. We believe that the tables below support that view.

		2014	2013	2012
SCANA	Electric Operations
	Margin	$1,749.4	$1,636.5	$1,580.8
	Other operating and maintenance	494.8	479.6	464.8
	Depreciation and amortization	300.3	296.7	277.9
	Other taxes	186.7	180.9	170.3
	Operating income	$767.6	$679.3	$667.8

	Gas Distribution
	Margin	$421.5	$407.7	$390.4
	Other operating and maintenance	154.8	152.7	152.0
	Depreciation and amortization	72.4	69.9	67.1
	Other taxes	34.8	32.2	30.5
	Operating income	$159.5	$152.9	$140.8

Ms. Jennifer Thompson

June 12, 2015

SCE&G	Electric Operations
	Margin	$1,749.4	$1,636.5	$1,580.8
	Other operating and maintenance	494.8	479.6	464.8
	Depreciation and amortization	300.3	296.7	277.9
	Other taxes	186.7	180.9	170.3
	Operating income	$767.6	$679.3	$667.8

	Gas Distribution
	Margin	$179.1	$170.3	$159.0
	Other operating and maintenance	66.4	65.4	65.5
	Depreciation and amortization	26.8	26.1	24.7
	Other taxes	23.3	21.4	20.1
	Operating income	$62.6	$57.4	$48.7

The tables demonstrate that the gas distribution segment is much smaller in scale and impact than is the electric operations segment, and that the gas distribution segment provides small but steady growth in operating results driven by small but steady growth in margins, with little variability in operating costs. We believe that the information in the filing is consistent with this. For example, the notes to the financial statements describe the decoupling mechanisms applicable to this segment which serve to limit variability in margins (WNA in South Carolina and CUT in North Carolina). Further, the information presented in the aggregate discussion of other operating expenses within results of operations attributes most of the changes to elements of the electric operations segment. It follows then that the changes in margins described in results of operations are also effectively seen in operating income.

Regarding the discussion of electric margins in the filing, we believe that the attribution of the margin variances (particularly to weather, to the rate increases under the Base Load Review Act (“BLRA”) and to the downward adjustments pursuant to SC PSC orders) is important as it appropriately alerts the investor to potential variability in cash flows and effectively identifies the primary drivers of the variability in operating income. For example, weather variations in the electric operations segment impact volumes and margins; however, weather variations do not similarly impact operating expenses that are excluded from the margin calculation. Further, rate increases under the BLRA, which are discussed in Note 2 to the consolidated financial statements and are cross-referenced in the regulatory matters area, also occur without related increases in depreciation, property taxes or operating and maintenance expenses since they are related to the recovery of financing costs incurred during the period before the new base-load generating plants are placed in service. Finally, the interplay with other income statement captions of the downward adjustments to margins pursuant to regulatory orders is fully discussed.

Regarding the discussion of other operating expenses on an aggregate basis rather than explicitly by segment, we believe that such discussion provides appropriate insight into the business through the eyes of management without resulting “in repetitive disclosure that lengthens MD&A unnecessarily” (see

Ms. Jennifer Thompson

June 12, 2015

paragraph 9220.3 of the SEC’s Financial Reporting Manual). In particular, and as noted above, the discussions of changes in operating and maintenance expenses and changes in depreciation and amortization expense include descriptors which infer, where applicable, the segment to which the significant changes relate - that being the electric operations segment. In addition, the discussions of changes in other taxes are appropriate to each segment. As such, these aggregate discussions do not mask or obscure divergent changes among the segments.

Although we believe that the disclosures provided in the filing appropriately focus the reader’s attention on significant drivers, in light of the comment raised and other Staff and Commission guidance, we acknowledge that an explicit presentation and discussion of the elements of operating income for the electric operations and gas distribution segments may be beneficial to the extent there are material fluctuations. In future filings, in addition to the segmental margin tables, we propose to provide additional information culminating in operating income figures (and related analysis). In addition, as contemplated by Item 303 of Regulation S-K, we also will include a discussion of the variability in operating costs on a consolidated basis whenever such fluctuations are material. We have attached as Appendix 1 to this letter an example reflecting that concept. This example is limited to SCANA’s results of operations discussion, but a similar approach would be adopted for SCE&G.

Financial Statements for the Year Ended December 31, 2014
Notes to Consolidated Financial Statements, page 51
11. Affiliated Transaction, page 84

3.
We read on page 19 that PSNC Energy owns a 33.21% interest in Cardinal Pipeline Company, LLC and 17% of Pine Needle LNG Company, LLC; however, these investments are not discussed in the notes to the financial statements. Please explain to us where you have provided the disclosures required by ASC 323-10-50 and ASC-325-20-50.

Response:    Although PSNC Energy’s relationships with these two entities were described in the properties discussion in Item 2, the aggregate carrying value of PSNC Energy’s equity method investments in them was approximately $31 million (less than 1% of SCANA consolidated assets) at the end of 2014, and its total equity in earnings (pre-tax) from these investments was less than $5 million (less than 1% of SCANA consolidated income before income tax expense) in each of the three years then ended. Note also that each of these entities had positive earnings during each of the three years ended December 31, 2014. As prescribed by ASC 323-10-50-2, we considered the relative insignificance of each of these investments to SCANA’s financial position and results of operations in evaluating the extent of our disclosures regarding them. Based on these considerations, no disclosures were deemed necessary.

4.
We note that SCE&G owns 40% of Canadys Refined Coal, LLC, which is involved in the manufacturing and selling of refined coal to reduce emissions. Please discuss this investment in your properties discussion on page 19 or tell us where it is discussed. Refer to Item 102 of Regulation S-K. Additionally, please tell us how you considered the applicability of Rule 4-08(g) of Regulation S-X for all of your investments in the aggregate that are accounted for on the equity method basis.

Ms. Jennifer Thompson

June 12, 2015

Response:    Canadys Refined Coal, LLC (“Canadys”) owns and operates refined coal facilities, for the purpose of reducing emissions, at the Company’s Williams, Cope and McMeekin generating stations. The Company considers its investment in Canadys to be incidental, and it does not believe that its investment meets the disclosure requirements of Item 102 of Regulation S-K. We believe that the assets of Canadys do not constitute a principal plant or other materially important physical property of SCE&G and that they are not an integral component of SCE&G’s generating fleet or its transmission and distribution system. For reference, at December 31, 2014, the carrying value of Canadys’ fixed assets was approximately $8.7 million, of which $3.5 million would be attributable to SCE&G’s 40% ownership, and the carrying value of SCE&G’s 40% equity method investment in the LLC was approximately $1.3 million.

Regarding summarized financial information related to all of our equity method investments, the Company evaluated the applicability of Rule 4.08(g) of Regulation S-X using the criteria outlined in Item 1.02(w) of Regulation S-X and determined that no such summarized financial information was required. Calculations for each of the three conditions outlined in Item 1.02(w) yielded a result of less than 1%, and fell below the 10% threshold for a significant subsidiary, both individually and in the aggregate.

Company Acknowledgement
We acknowledge (i) that the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure of our filings. Should you have any further questions, please call me at 803-217-6017, or Jimmy Addison, our Executive Vice President and Chief Financial Officer, at 803-217-9391.

Very truly yours,

/s/James E. Swan, IV
James E. Swan, IV
Controller

APPENDIX 1 to SEC Comment Letter Response
Example of Results of Operations discussion – SCANA
(With significant changes marked from the 2014 Form 10-K)

RESULTS OF OPERATIONS

	2015	2014	2013
Basic earnings per share	$	$3.79	$3.40
Diluted earnings per share	$	$3.79	$3.39
Cash dividends declared (per share)	$	$2.10	$2.03

2015 vs 2014

2014 vs 2013
Basic earnings per share increased primarily due to the effects of weather, customer growth and base rate increases under the BLRA. Higher electric and gas margins were partially offset by higher operation and maintenance expenses, higher depreciation expense, higher property taxes, dilution from additional shares outstanding and higher interest expense, as further described below.

Diluted earnings per share figures give effect to dilutive potential common stock using the treasury stock method. See Note 1 to the consolidated financial statements.

On February 19, 2015, SCANA declared a quarterly cash dividend on its common stock of $.545 per share.

As further discussed in Note 13 to the consolidated financial statements, in December 2014 SCANA announced that it would sell CGT and SCI. These sales closed in January and February 2015, respectively. In aggregate, these subsidiaries contributed basic earnings per share of $.14 in 2014 and $.15 in 2013.

Electric Operations

Electric Operations is comprised of the electric operations of SCE&G, GENCO and Fuel Company. Electric operations sales margin (including transactions with affiliates) was as follows:

Millions of dollars	2015	Change		2014	Change	2013
Operating revenues	$		%	$2,629.4	8.2%	$2,430.5
Less: Fuel used in electric generation			%	799.3	6.4%	751.0
Purchased power			%	80.7	87.7%	43.0
Margin			%	1,749.4	6.9%	1,636.5
Other operation and maintenance expenses			%	494.8	3.2%	479.6
Depreciation and amortization			%	300.3	1.2%	296.7
Other taxes			%	186.7	3.2%	180.9
Operating income	$		%	$767.6	13.0%	$679.3

2015 vs 2014

2014 vs 2013
Margin - Electric margin increased due to the effects of weather of $43.5 million, base rate increases under the BLRA of $54.1 million and customer growth of $14.7 million. These margin increases were partially offset by $69.0 million of downward adjustments to electric revenues in 2014 pursuant to SCPSC orders related to fuel cost recovery and SCE&G's DSM Programs. In 2013, pursuant to SCPSC orders, electric revenues were adjusted downward by $50.1 million related to fuel cost recovery and the reversal of undercollected amounts related to the Company's pilot eWNA program (eWNA was discontinued effective with the first billing cycle of 2014). Such adjustments are fully offset by the recognition within other income of gains realized upon the late 2013 settlement of certain derivative interest rate contracts and the application, as a reduction to operation and maintenance expenses, of a portion of SCE&G's storm damage reserve, both of which had been deferred in regulatory accounts. See Note 2 to the consolidated financial statements.
Operations and maintenance expenses increased due to nonlabor operating expenses of $8.9 million, DSM Programs cost amortization of $2.1 million, higher labor expense of $1.1 million which includes incentive compensation and lower pension costs, storm expenses of $1.1 million and other general expenses of $1.9 million. Depreciation and amortization increased due to net plant additions. Other taxes increased due primarily to higher property taxes associated with plant additions.

Sales volumes (in GWh) related to the electric margin above, by class, were as follows:

Classification	2015	Change		2014	Change	2013
Residential			%	8,156	7.7%	7,571
Commercial			%	7,371	2.3%	7,205
Industrial			%	6,234	3.9%	6,000
Other			%	600	3.3%	581
Total retail sales			%	22,361	4.7%	21,357
Wholesale			%	958	0.3%	955
Total Sales			%	23,319	4.5%	22,312

2015 vs 2014

2014 vs 2013	Retail sales volumes increased primarily due to the effects of weather and customer growth.

Gas Distribution

Gas Distribution is comprised of the local distribution operations of SCE&G and PSNC Energy. Gas Distribution sales margin (including transactions with affiliates) was as follows:

Millions of dollars	2015	Change		2014	Change	2013
Operating revenues	$		%	$1,014.0	7.6%	$942.6
Less: Gas purchased for resale			%	592.5	10.8%	534.9
Margin			%	421.5	3.4%	407.7
Other operation and maintenance expenses			%	154.9	1.4%	152.7
Depreciation and amortization			%	72.4	3.6%	69.9
Other taxes			%	34.7	8.1%	32.1
Operating income	$		%	$159.5	4.2%	$153.0

2015 vs 2014

2014 vs 2013
Margin increased primarily due to weather, residential and commercial customer growth of $9.1 million and increased average usage at SCE&G of $2.5 million.
Operations and maintenance expense increased $0.9 million due to labor. Depreciation and amortization increased due to net plant additions. Other taxes increased due primarily to higher property taxes associated with plant additions.

Sales volumes (in MMBTU) by class, including transportation gas, were as follows:

Classification (in thousands)	2015	Change		2014	Change	2013
Residential			%	46,207	12.0%	41,268
Commercial			%	30,701	8.9%	28,181
Industrial			%	20,343	(8.9)%	22,319
Transportation gas			%	45,506	7.8%	42,221
Total			%	142,757	6.5%	133,989

2015 vs 2014

2014 vs 2013
Total sales volumes increased primarily due to weather and residential and commercial customer growth. Industrial sales volumes decreased primarily due to weather related curtailments and a customer switching to an alternative fuel source. Transportation sales increased due to an increase in natural gas fired generation, partially offset by curtailments.

Retail Gas Marketing

Retail Gas Marketing is comprised of SCANA Energy, which operates in Georgia’s natural gas market. Retail Gas Marketing operating revenues and net income were as follows:

Millions of dollars	2015	Change	2014	Change	2013
Operating revenues	$	%	$514.9	10.7%	$465.2
Net Income		%	25.9	8.8%	23.8

2015 vs 2014

2014 vs 2013	Changes in operating revenues and net income are due to higher demand in 2014 primarily as a result of weather.

Energy Marketing

Energy Marketing is comprised of the Company’s nonregulated marketing operations, excluding SCANA Energy. Energy Marketing operating revenues and net income were as follows:

Millions of dollars	2015	Change	2014	Change	2013
Operating revenues	$	%	$981.5	19.9%	$818.5
Net Income		%	5.1	(16.4)%	6.1

2015 vs 2014

2014 vs 2013	Operating revenues increased due to higher industrial sales volume and higher market prices. Net income decreased due to higher cost to serve customers during periods of pipeline constraints.

Other Operating Expenses

Other operating expenses were as follows:

Millions of dollars	2015	Change	2014	Change	2013
Other operation and maintenance	$	%	$728.3	2.9%	$707.5
Depreciation and amortization		%	383.7	1.5%	378.1
Other taxes		%	228.8	4.1%	219.7

Changes in other operating expenses are largely attributable to the electric operations and gas distribution segments and are addressed in those discussions. Additional information regarding changes in these expenses on a consolidated basis is provided below.

2015 vs 2014

2014 vs 2013
Other operation and maintenance expenses increased primarily due to higher electric operating expenses of $8.9 million, DSM Programs cost amortization of $2.1 million, higher labor expense of $3.5 million which includes incentive compensation and lower pension costs, storm expenses of $1.1 million and other general expenses of $1.9 million. Depreciation and amortization expense increased due to net plant additions. Other taxes increased primarily due to higher property taxes.

Other Income (Expense)

Other income (expense) includes the results of certain incidental activities of regulated subsidiaries, the activities of certain non-regulated subsidiaries, and AFC. Components of other income (expense) were as follows:

Millions of dollars	2015	Change	2014	Change	2013
Other income	$	%	$121.8	21.4%	$100.3
Other expense		%	(64.3)	41.3%	(45.5)
Total	$	%	$57.5	4.9%	$54.8
* Greater than 100%

2015 vs 2014

2014 vs 2013
Other income (expense) increased primarily due to the recognition of $64.0 million of gains realized upon the late 2013 settlement of certain interest rate derivative contracts previously recorded as regulatory liabilities pursuant to SCPSC orders previously discussed, compared to $50.1 million of such gains in 2013. Such gain recognition was fully offset by downward adjustments to revenues reflected within electric margin and had no effect on net income.

AFC

AFC is a utility accounting practice whereby a portion of the cost of both equity and borrowed funds used to finance construction (which is shown on the balance sheet as construction work in progress) is capitalized. The Company includes an equity portion of AFC in nonoperating income and a debt portion of AFC in interest charges (credits) as noncash items, both of which have the effect of increasing reported net income. AFC represented approximately [ ]% of income before income taxes in 2015, 6.1% in 2014 and 5.8% in 2013.

Interest Expense
Components of interest expense, net of the debt component of AFC, were as follows:

Millions of dollars	2015	Change	2014	Change	2013
Interest on long-term debt, net	$	%	$306.7	4.7%	$292.8
Other interest expense		%	5.7	23.9%	4.6
Total	$	%	$312.4	5.0%	$297.4

Interest on long-term debt increased in each year primarily due to increased long-term borrowings used to finance nuclear construction, among other things.

Income Taxes

Income tax expense increased in 2015 over 2014 and in 2014 over 2013 primarily due to increases in income before taxes. The Company's effective tax rate has been favorably impacted by equity AFC and certain tax credits.

Net Periodic Benefit Cost

     Net periodic benefit cost was recorded on the Company's income statements and balance sheets as follows:

Millions of dollars	2015	Change	2014	Change	2013
Income Statement Impact:
Employee benefit costs	$	%	$5.0	(67.7)%	$15.5
Other expense		%	0.2	(80.0)%	1.0
Balance Sheet Impact:
Increase in capital expenditures		%	0.5	(93.1)%	7.2
Component of amount receivable from Summer Station co-owner		%	0.1	(96.0)%	2.5
Increase (decrease) in regulatory asset		%	(3.2)	*	5.5
Net periodic benefit cost	$	%	$2.6	(91.8)%	$31.7
* Greater than 100%

In 2013, pursuant to regulatory orders, SCE&G began recovering current pension expense through a rate rider (for retail electric operations) and through cost of service rates (for gas operations), and began amortizing pension costs previously deferred in regulatory assets over approximately 30 years (for retail electric operations) and approximately 14 years (for gas operations). See further discussion in Note 2 and Note 8 to the consolidated financial statements. Amounts amortized were as follows:

Millions of dollars	2015	2014	2013
Retail electric operations	$	$2.0	$2.0
Gas operations		1.0	0.2